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12013022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH, D.C.
196

SEC FILE NUMBER
8- 68477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBERIA Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street, STE 2000
(No and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jefferson G Parker — 504-310-7314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 North Pearl St, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jefferson G. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBERIA Capital Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel 214-969-7007
Fax 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditors' Report

Board of Directors
IBERIA Capital Partners LLC
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBERIA Capital Partners LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for additional analysis to comply with Rule 17-a5 under the Securities Exchange Act of 1934 and is not a required part of the financial statements. This supplemental information is the responsibility of management and is derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information described above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
February 27, 2012

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	7,211,871
Deposit with clearing organization		100,000
Investment banking receivable		245,532
Commissions receivable		88,265
Property and equipment, net		630,764
Prepaid assets		43,820
Federal income taxes receivable due from parent		1,853,924
Other assets		2,612
Total assets	$	10,176,788
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	481,389
Deferred income taxes payable		54,490
Due to affiliates		22,599
Total liabilities		558,478
Commitments and contingencies		
Stockholder's Equity		
Paid in capital		13,000,000
Accumulated deficit		(3,381,690)
Total stockholder's equity		9,618,310
Total liabilities and stockholder's equity	$	10,176,788

See accompanying notes to financial statements.

1. Organization and Nature of Business

IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, is registered as a broker-dealer under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Receivable - The Company has a receivable related to fees earned from investment banking activities. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2011.

Commissions Receivable - The Company has a receivable related to commissions earned from the sales of investments. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2011.

Revenues - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's commissions are collected by National Financial Services, LLC as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company at least monthly.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded when earned, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation and consists of purchased software of $71,281 and furniture and equipment of $559,559. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31,

2011 totaled $105,800. Property and equipment balances are reviewed annually for impairment. In managements' opinion, there is no such impairment at December 31, 2011.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sales in the ordinary course of business.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table shows assets and liabilities measured at fair value as of December 31, 2011 on the Company's statement of financial condition, and the input categories associated with those assets and liabilities:

		Fair Value Measurements at Reporting Date Using		
Description	Total Fair Value Assets at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Deposit with clearing organization..................	$ 100,000	$ 100,000	$ -	$ -

Income Taxes - The Company is included in the consolidated federal income tax return of IBERIABANK Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IBERIABANK Corporation.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Beginning January 1, 2009, the Company adopted the guidance in ASC 740, *Income Taxes,* related to recognizing and measuring uncertain tax positions. The guidance requires the Company to use judgments and make estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "more likely than not" be sustained in an income tax audit. As a result of the implementation of this guidance, the Company recognized no liability for uncertainty in income taxes.

Comprehensive Income - Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended December 31, 2011.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2011, the Company had net capital of $6,843,024, which was $6,743,024 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 7.47%.

4. Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2011:

		2011
Current tax benefit	$	1,176,645
Deferred tax benefit		21,219
Total income tax benefit	$	1,197,864

The Company's effective income tax rate approximates the U.S. federal income tax rate at December 31, 2011.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2011, the deferred tax liability relates to temporary differences between the carrying amounts of prepaid assets and property and equipment and the amounts used for income tax purposes.

The Company has reviewed its tax positions and has concluded that no provision for uncertain income tax positions is required to be recognized in the financial statements at December 31, 2011.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the year ended December 31, 2011, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded a liability for interest or penalty payments.

5. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50% of employee contributions up to 3% of employees' eligible compensation. The Company's matching contribution for the year ended December 31, 2011, was $21,514. In addition to this matching contribution, the Company may make discretionary profit-sharing contributions to this plan. However, for the year ended December 31, 2011, no such discretionary contributions were made. Employees become fully vested in employer contributions after three years of service.

6. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or riskless principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties.

7. Related Parties

During 2011, the Company paid IBERIABANK Corporation $164,174 in recovery of direct overhead expenses, including lease expense, and for other administrative and management services provided. These amounts are included in other expenses on the statement of operations.

At December 31, 2011, the Company has federal income taxes receivable from IBERIABANK Corporation of $1,853,924. The Company is included in the consolidated income tax return filed by the parent, IBERIABANK Corporation. Income taxes are allocated to the Company on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from IBERIABANK Corporation.

The Company, through its parent company, is self insured with respect to health claims. The parent company allocates to the Company its share of the health claim expenses, which are included in the salaries and employee benefits in the statement of operations.

8. Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued. No events have occurred that would materially affect the financial statements.